FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 31, 2016

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the year ended 31 December 2015

Presentation of information
National Westminster Bank Plc ('NatWest') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank' or 'RBS plc') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' or 'NatWest Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Restatements
Pension accounting policy
As set out in Note 2, the Group has revised its accounting policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. The change has been applied retrospectively and comparatives restated.

Financial review

Highlights and key developments

  The Group reported a loss attributable to ordinary shareholders of £1.2 billion for the year compared with a profit of £1.7 billion in 2014. This reflected higher litigation and conduct charges, up from £1.0 billion to £2.8 billion; elevated restructuring costs of £0.7 billion (2014 - £26 million) and lower net impairment releases of £0.7 billion compared with £1.2 billion in 2014.
  Litigation and conduct costs of £2.8 billion comprised provisions for mortgage-backed securities litigation in the US (£2.1 billion), PPI related provisions (£0.4 billion) and other conduct redress charges (£0.3 billion).
  Total income was £0.7 billion lower than in 2014 as higher net interest income in UK Personal & Business Banking (UK PBB), reflecting improvement in deposit margins, was more than offset by the impact of reduced scale of Corporate & Institutional Banking (CIB) business and the run down of Capital Resolution.
  Progress was made in improving the core retail and commercial franchises with growth in mortgage and commercial lending as well as de-risking as the Group continued the run-down of capital intensive assets:
            o UK PBB gross mortgage lending increased by £11.7 billion whilst Ulster Bank RoI's low yielding tracker mortgage portfolio reduced from £10.6 billion in 2014 to £9.2 billion.
            o The RBS Group achieved the run-down target of RBS Capital Resolution (RCR) a year ahead of schedule, including the Group's RCR Ireland assets, partly contributing to overall Group   commercial real estate
             gross lending decreasing from £21.0 billion in 2014 to £12.9 billion.
            o Improved the quality of its core loan books, primarily through the sale of portfolios in Commercial Banking and a buy-to-let portfolio in Ulster Bank RoI.
            o Credit quality remained stable, with risk elements in lending decreasing to £8.4 billion (4.9% of gross customer loans) at 31 December 2015, from £19.8 billion (11.2%) at 31 December 2014 and were covered by impairment provision by 64% or £5.4 billion (2014 - 70% or £13.9 billion).
            o The Group substantially exited from the North American asset-backed products business.
            o Completed the first tranche of the international private banking business sale, with the final tranche due to complete in the first half of 2016.
            o Funding position remained strong as third party customer loan deposit ratio was broadly unchanged at 76% (2014 - 75%) as reductions in Capital Resolution were partially offset by mortgage growth in UK PBB.
  On 27 January 2016, RBS Group announced a change to its pension accounting policy; in particular the policy for determining whether or not it has an unconditional right to a refund of surplus in its employee pension funds.
            As a result of this accounting policy change, a minimum funding requirement of £3.3 billion in respect of The Royal Bank of Scotland Group Pension Fund (the Main scheme) within the Group was recorded as a liability at
          31 December 2015 representing the present value of deficit reduction contributions for 2016 to 2023 (£3.7 billion) less an asset ceiling of £400 million. The net post tax impact of the policy change, together with updated IAS
          19 year end scheme valuation resulted in a CET 1 capital reduction of £1.4 billion in NatWest.
  Separately, RBS Group signed a memorandum of understanding with the Main scheme trustee to make a payment of £4.2 billion into the scheme, relating to which a statement of funding principles was signed and the £4.2 billion payment was made in March 2016. The accelerated payment improves capital planning and resilience and provides increased certainty on contribution commitments and the pension balance sheet position of RBS
          Group and NatWest.
Financial review

Performance review

Operating (loss)/profit
Operating loss before tax was £914 million compared with a profit of £2,577 million in 2014. This decrease reflects higher charges for litigation and conduct costs of £2,812 million compared with £1,007 million in 2014, lower net impairment releases of £728 million compared with £1,249 million in 2014 and a significant decrease in other non-interest income; this was partially offset by an increase in net interest income.

Net interest income
Net interest income increased by £319 million, 7% to £4,896 million compared with £4,577 million in 2014. The increase was principally due to improvements in UK PBB reflecting improvements in deposit margins and growth in the mortgage book.

Non-interest income
Non-interest income decreased by £1,060 million, 39% to £1,640 million, compared with £2,700 million in 2014, primarily due to a significant decrease in other operating income of £672 million to £10 million primarily reflecting losses on strategic disposals and a reduction in dividend income. Income from trading activities decreased by £63 million to £14 million principally from the reduced scale of activity in CIB. Net fees and commissions decreased by £325 million to £1,616 million reflecting reduced activity in CIB, reductions in Private Banking and lower card interchange fees in UK PBB.

Operating expenses
Operating expenses increased by £2,229 million, or 37%, to £8,178 million from £5,949 million in 2014. Operating expenses excluding restructuring costs and litigation and conduct costs declined by £278 million, or 6%, to £4,638 million (2014 - £4,916 million) mainly reflecting the benefits of cost savings initiatives.

Litigation and conduct costs were £2,812 million compared with £1,007 million in 2014, primarily relating to mortgage-backed securities litigation in the US of £2.1 billion. Other charges in 2015 include: provisions in relation to PPI costs of £359 million and Interest Rate Hedging Products redress of £85 million and other litigation and conduct provisions of £268 million.

Restructuring costs increased by £702 million to £728 million, compared with £26 million in 2014, primarily reflecting property and software write-downs in CIB.

Impairment releases/(losses)
Net impairment releases were £728 million in 2015 compared with £1,249 million in 2014. Net impairment releases were principally in Capital Resolution (£622 million) with disposal activity continuing and in Ulster Bank RoI (£141 million) as economic conditions in Ireland continue to improve.

Financial review

Capital and leverage ratios
The capital resources, leverage and RWAs based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set out below.

	2015		2014

	NatWest	UBIL	NatWest	UBIL
Capital	£bn	£bn	£bn	£bn
CET1	7.2	5.7	9.5	4.2
Tier 1	7.2	5.7	9.6	4.2
Total	12.1	6.2	14.8	4.7

	2015		2014

	NatWest	UBIL	NatWest	UBIL
Risk-weighted assets	£bn	£bn	£bn	£bn
Credit risk
- non-counterparty	54.4	17.8	61.7	22.5
- counterparty	0.4	0.3	0.6	0.4
Market risk	0.6	-	0.5	-
Operational risk	6.4	1.1	5.5	1.3

	61.8	19.2	68.3	24.2

	2015		2014

	NatWest	UBIL	NatWest	UBIL
Risk asset ratios	%	%	%	%
CET1	11.6	29.6	13.9	17.3
Tier 1	11.6	29.6	14.0	17.3
Total	19.6	32.1	21.7	19.5

	2015

Leverage	NatWest	UBIL
Tier 1 capital (£bn)	7.2	5.7
Exposure (£bn)	153.1	23.7
Total (%)	4.7	24.0

Note:
(1)	UBIL 2014 profit (unverified for regulatory reporting purposes in 2014) is excluded from 2014 but included in 2015.

NatWest: The CET1 ratio decreased from 13.9% to 11.6%, reflecting the current year loss of £1.4 billion, which included PPI provisions (£0.4 billion) and the impairment of investments in US subsidiaries (£1.6 billion), principally RBS Securities Inc. The loss on remeasurement of The Royal Bank of Scotland Group Pension Fund (the Main scheme) resulted in a CET1 capital reduction of £1.4 billion. This was partially offset by a capital injection of £0.8 billion from RBS plc. RWAs decreased by £6.5 billion, primarily reflecting a move from risk weighting to capital deduction of significant investments in financial institutions, as part of phased in implementation of end point Capital Requirements Regulation (CRR).

Ulster Bank Ireland Limited (UBIL): The CET1 ratio improved from 17.3% to 29.6% benefitting from the inclusion of £0.9 billion of 2014 profit. RWAs were £5.0 billion lower primarily reflecting reductions in the tracker mortgage portfolio, lower Central Bank of Ireland add-on for corporate exposures and exchange rate movements.

Consolidated income statement for the year ended 31 December 2015

	Year ended
	31 December	31 December
	2015	2014
	£m	£m

Interest receivable	6,280	6,499
Interest payable	(1,384)	(1,922)

Net interest income	4,896	4,577

Fees and commissions receivable	2,133	2,439
Fees and commissions payable	(517)	(498)
Income from trading activities	14	77
Other operating income	10	682

Non-interest income	1,640	2,700

Total income	6,536	7,277
Operating expenses	(8,178)	(5,949)

(Loss)/profit before impairment releases	(1,642)	1,328
Impairment releases	728	1,249

Operating (loss)/profit before tax	(914)	2,577
Tax charge	(292)	(844)

(Loss)/profit for the year	(1,206)	1,733

Attributable to:
Non-controlling interests	(1)	-
Ordinary shareholders	(1,205)	1,733
	(1,206)	1,733

Consolidated statement of comprehensive income for the year ended 31 December 2015

	Year ended
	31 December	31 December
	2015	2014*
	£m	£m

(Loss)/profit for the year	(1,206)	1,733
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(167)	(1,567)
Tax	328	247

	161	(1,320)

Items that do qualify for reclassification
Available-for-sale financial assets	(11)	(38)
Cash flow hedges	2	3
Currency translation	(326)	160
Tax	3	12
	(332)	137

Other comprehensive loss after tax	(171)	(1,183)

Total comprehensive (loss)/income for the year	(1,377)	550

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(24)	(34)
Ordinary shareholders	(1,353)	584

	(1,377)	550
*Restated - refer to page 10 for further details

Consolidated balance sheet at 31 December 2015

	31 December	31 December
	2015	2014*
	£m	£m

Assets
Cash and balances at central banks	1,690	2,709
Amounts due from holding company and fellow subsidiaries	99,403	103,272
Other loans and advances to banks	3,875	7,640
Loans and advances to banks	103,278	110,912
Amounts due from fellow subsidiaries	569	1,028
Other loans and advances to customers	176,263	168,138
Loans and advances to customers	176,832	169,166
Debt securities subject to repurchase agreements	3,740	8,583
Other debt securities	3,464	5,246
Debt securities	7,204	13,829
Equity shares	717	779
Settlement balances	2,138	2,050
Amounts due from holding company and fellow subsidiaries	1,724	2,672
Other derivatives	889	1,226
Derivatives	2,613	3,898
Intangible assets	517	848
Property, plant and equipment	1,031	1,591
Deferred tax	1,802	1,732
Prepayments, accrued income and other assets	1,297	1,686
Assets of disposal groups	3,311	-

Total assets	302,430	309,200

Liabilities
Amounts due to holding company and fellow subsidiaries	17,609	20,128
Other deposits by banks	6,982	6,104
Deposits by banks	24,591	26,232
Amounts due to fellow subsidiaries	7,752	13,112
Other customer accounts	223,909	221,215
Customer accounts	231,661	234,327
Debt securities in issue	1,473	1,707
Settlement balances	2,461	2,143
Short positions	3,577	6,827
Amounts due to holding company and fellow subsidiaries	2,291	3,971
Other derivatives	379	487
Derivatives	2,670	4,458
Provisions, accruals and other liabilities	7,543	6,315
Retirement benefit liabilities	3,547	3,987
Amounts due to holding company	5,621	5,656
Other subordinated liabilities	1,395	1,780
Subordinated liabilities	7,016	7,436
Liabilities of disposal groups	2,724	-

Total liabilities	287,263	293,432

Equity
Non-controlling interests	346	394
Owners' equity	14,821	15,374
Total equity	15,167	15,768

Total liabilities and equity	302,430	309,200
*Restated - refer to page 10 for further details

Consolidated balance sheet at 31 December 2015

Balance sheet commentary

●	Total assets decreased by £6.8 billion, 2%, to £302.4 billion, primarily driven by a reduction in the scale of CIB's US trading business, partially offset by loan growth in UK PBB.
●
Loans and advances to banks decreased by £7.6 billion, 7%, to £103.3 billion. Other bank placings decreased by £3.8 billion, 49%, to £3.9 billion and amounts due from the holding company and fellow subsidiaries decreased by £3.9 billion, 4%, to £99.4 billion.

●
Loans and advances to customers increased by £7.7 billion, 5%, to £176.8 billion. Within this, amounts due from fellow subsidiaries were down £0.5 billion, 45%, to £0.6 billion. Customer lending increased by £8.1 billion, 5%, to £176.3 billion, primarily reflecting £11.7 billion net growth in mortgages lending in UK PBB, partially offset by a £1.4 billion reduction in Ulster Bank RoI's tracker mortgage portfolio and RCR loan disposals.

●	Debt securities decreased by £6.6 billion, 48%, to £7.2 billion as a result of reductions in held-for-trading government and financial institution securities in CIB.
●
Movements in the fair value of derivative assets, down £1.3 billion, 33%, to £2.6 billion, and liabilities, down £1.8 billion, 40% to £2.6 billion, were driven by a reduction in interest rate swap notionals as well as yield curve movements.

●
The increase in assets and liabilities of disposal groups from nil, up to £3.3 billion and £2.7 billion respectively, reflects the transfer of the international private banking business to disposal groups.

●
Deposits by banks decreased by £1.6 billion, 6%, to £24.6 billion, with decreases in amounts due to the holding company and fellow subsidiaries, down £2.5 billion, 13%, to £17.6 billion, offset by increases in other bank deposits, up £0.9 billion, 14%, to £7.0 billion.

●
Customer accounts decreased £2.7 billion, 1%, to £231.7 billion. Within this, amounts due to fellow subsidiaries decreased by £5.4 billion, 41%, to £7.8 billion. Other customer deposits were up £2.7 billion, 1%, at £223.9 billion, with the increase mainly in UK PBB and Commercial Banking.

●	Owner's equity decreased by £0.6 billion, 4%, to £14.8 billion, driven by the £1.2 billion attributable loss for the year, offset by capital contributions from the holding company of £0.8 billion.

Consolidated statement of changes in equity for the year ended 31 December 2015

	Year ended
	31 December	31 December
	2015	2014*
	£m	£m

Called-up share capital
At beginning and end of year	1,678	1,678

Share premium account
At beginning and end of year	2,225	2,225

Available-for-sale reserve
At beginning of year	29	55
Unrealised losses	(5)	(29)
Realised gains	(6)	(9)
Tax	-	12

At end of year	18	29

Cash flow hedging reserve
At beginning of year	(3)	(6)
Amount transferred from equity to earnings	2	3

At end of year	(1)	(3)

Foreign exchange reserve
At beginning of year	1,121	927
Retranslation of net assets	(283)	231
Foreign currency losses on hedges of net assets	(20)	(37)
Tax	3	-

At end of year	821	1,121

Capital redemption reserve
At beginning and end of year	647	647

Retained earnings
At beginning of year	9,677	7,262
(Loss)/profit attributable to ordinary shareholders	(1,205)	1,733
Ordinary dividends paid	-	(175)
Capital contribution	800	2,177
Loss on remeasurement of retirement benefit schemes
- gross	(167)	(1,567)
- tax	328	247
At end of year	9,433	9,677

Owners' equity at end of year	14,821	15,374

Non-controlling interests
At beginning of year	394	1,278
Currency translation adjustments and other movements	(23)	(34)
Loss attributable to non-controlling interests	(1)	-
Equity withdrawn and disposals (1)	(24)	(850)

At end of year	346	394

Total equity at end of year	15,167	15,768
* Restated - refer to page 10 for further details

Note:
(1)	Ulster Bank Ltd preference shares previously held by RBS plc Treasury transferred to NatWest Treasury in December 2014.

Consolidated cash flow statement for the year ended 31 December 2015

	Year ended
	31 December	31 December
	2015	2014*
	£m	£m

Operating activities
Operating (loss)/profit before tax	(914)	2,577
Adjustments for non-cash items	(5,800)	(4,967)
New cash outflow from trading activities	(6,714)	(2,390)
Changes in operating assets and liabilities	8,772	(13,713)

Net cash flows from operating activities before tax	2,058	(16,103)
Income taxes received	169	25

Net cash flows from operating activities	2,227	(16,078)

Net cash flows from investing activities	(1,701)	(1,269)

Net cash flows from financing activities	151	995

Effects of exchange rate changes on cash and cash equivalents	115	221

Net increase/(decrease) in cash and cash equivalents	792	(16,131)
Cash and cash equivalents at beginning of year	85,751	101,882

Cash and cash equivalents at end of year	86,543	85,751
*Restated - refer to page 10 for further details

Notes

1. Basis of preparation
The Group's consolidated financial statements should be read in conjunction with the 2015 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The directors, having considered the Group's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2015, approved on 25 February 2016, which were prepared on a going concern basis.

Business structure
The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this and reflect the progress made the previously reported operating segments have been realigned.

For further information on these changes see Note 8.

2. Accounting policies
The Group's principle accounting policies are set out on pages 135 to 142 of the 2014 Annual Report and Accounts. Amendments to IFRSs effective for 2015 have not had a material effect on the 2015 results.

Pensions
The Group has changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it had an unconditional right to a refund of surpluses in its employee pension funds. Where the Group has a right to a refund, this is not deemed unconditional if pension fund trustees can enhance benefits for plan members. The amended policy has been applied retrospectively and prior periods restated. The impact of the change in policy is set out below.

Consolidated income statement
	2015
	Under
	previous policy	Adjustment	As published
	£m	£m	£m

Staff costs	(1,386)	(64)	(1,450)
Operating expenses	(8,114)	(64)	(8,178)
Loss before impairment losses	(1,578)	(64)	(1,642)
Operating loss before tax	(850)	(64)	(914)
Tax charge	(304)	12	(292)
Loss for the year	(1,154)	(52)	(1,206)
Loss attributable to ordinary shareholders	(1,153)	(52)	(1,205)

Notes

2. Accounting policies (continued)

Consolidated statement of comprehensive income

		2015			2014
	Under			As previously
	previous policy	Adjustment	As published	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m
(Loss)/profit for year	(1,154)	(52)	(1,206)	1,733	-	1,733
Gain/(loss) on remeasurement
of retirement benefit schemes	1,035	(1,202)	(167)	182	(1,749)	(1,567)
Tax	(123)	451	328	(103)	350	247
Total comprehensive (loss)/income after tax	(574)	(803)	(1,377)	1,949	(1,399)	550

Consolidated balance sheet		2015			2014
	Under			As previously
	previous policy	Adjustment	As published	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m
Deferred tax assets	968	834	1,802	1,361	371	1,732
Prepayments, accrued income
and other assets	1,436	(139)	1,297	1,801	(115)	1,686
Retirement benefit liabilities	566	2,981	3,547	2,248	1,739	3,987
Owners' equity	17,107	(2,286)	14,821	16,857	(1,483)	15,374

Consolidated statement of changes in equity
		2015			2014
	Under			As previously
	previous policy	Adjustment	As published	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m
Retained earnings
At beginning of year	11,160	(1,483)	9,677	7,346	(84)	7,262
(Loss)/profit attributable to ordinary
shareholders	(1,153)	(52)	(1,205)	1,733	-	1,733
Gain/(loss) on remeasurement
of retirement benefit schemes
- gross	1,035	(1,202)	(167)	182	(1,749)	(1,567)
- tax	(123)	451	328	(103)	350	247
At end of year	11,719	(2,286)	9,433	11,160	(1,483)	9,677

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 143 to 145 of the 2014 Annual Report and Accounts.

Accounting developments - International Financial Reporting standards
A number of IFRSs and amendments to IFRS were in issue at 31 December 2015 that will affect the Group from 1 January 2016 or later.

Notes

2. Accounting policies (continued)

Effective for 2016
'Accounting for Acquisitions of Interests in Joint Operations' issued in May 2014 amends IFRS 11 'Joint Arrangements. An acquirer of an interest in a joint operation that is a business applies the relevant principles for business combinations in IFRS 3 and other standards and makes the relevant disclosures accordingly. The effective date is 1 January 2016.

'Clarification of Acceptable Methods of Depreciation and Amortisation' issued in May 2014 amends IAS 16 'Property, Plant and Equipment' and IAS 38 'Intangible Assets' requiring amortisation to be based on the consumption of an asset, introducing a rebuttable presumption that this is not achieved by an amortisation profile aligned to revenue. The effective date is 1 January 2016.

Annual Improvements to IFRS 2012 - 2014 cycle was issued in September 2014 making a number of minor amendments to IFRS. Its effective date is 1 January 2016.

Amendments to IFRS 10 'Consolidated Financial Statements', IFRS 12 'Disclosure of Interests in Other Entities' and IAS 28 'Investments in Associates and Joint Ventures' were issued in September 2014 to clarify the accounting for sales between an investor, its associate or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception. The September 2014 amendments will be effective from a date to be determined by the IASB and the December 2014 amendments from 1 January 2016.

An amendment to IAS 1 'Presentation of Financial Statements' was issued in December 2014 to clarify the application of materiality to financial statements. Its effective date is 1 January 2016.

None of these amendments is expected to have a material effect on the Group's financial statements.

Effective after 2016 - IFRS 9
In July 2014, the IASB published IFRS 9 'Financial Instruments' with an effective date of 1 January 2018. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. The Group is continuing its assessment of the standard's effect on its financial statements.

The principle features of IFRS 9 are as follows:

Recognition and derecognition
The material in IAS 39 setting out the criteria for the recognition and derecognition of financial instruments has been included unamended in IFRS 9.

Notes

2. Accounting policies (continued)

Classification and measurement

Financial assets - There are three classifications for financial assets in IFRS 9: fair value through profit or loss; fair value through other comprehensive income; and amortised cost.
●  Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is to hold financial assets to collect their cash flow are measured at amortised cost.
●  Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is achieved by holding financial assets to collect their cash flow and selling them are measured at fair value through other comprehensive income.
●  Other financial assets are measured at fair value through profit and loss.

However, at initial recognition, any financial asset may be irrevocably designated as measured at fair value through profit or loss if such designation eliminates a measurement or recognition inconsistency.

The Group continues to evaluate the overall effect, but expects that the measurement basis of the majority of the Group's financial assets will be unchanged on application of IFRS 9.

Financial liabilities - IFRS 9's requirements on the classification and measurement of financial liabilities are largely unchanged from those in IAS 39. However, there is a change to the treatment of changes in the fair value attributable to own credit risk of financial liabilities designated as at fair value through profit or loss which are recognised in other comprehensive income and not in profit or loss as required by IAS 39.

Hedge accounting
Hedge accounting requirements are designed to align accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. There is an option in IFRS 9 for an accounting policy choice to continue with the IAS 39 hedge accounting framework. The Group is actively considering its implementation approach.

Credit impairment
IFRS 9's credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses ('ECL') that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months. Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset. The Group expects that financial assets where there is objective evidence of impairment under IAS 39 will be credit impaired under IFRS 9, and carry loss allowances based on all expected default events.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted: determined by evaluating at the reporting date for each customer or loan portfolio a range of possible outcomes using reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The estimation of ECL also takes into account the time value of money. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

Notes

2. Accounting policies (continued)
A single bank-wide programme has been established to implement the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes; this programme is led jointly by Risk and Finance. The inclusion of loss allowances on all financial assets will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39.

Transition
The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting is generally applied prospectively from that date.

Effective after 2016 - other standards
In January 2016, the IASB amended IAS 7 'Cash Flow Statements' to require disclosure of the movements in financing liabilities. The amendment is effective from1 January 2017.

In January 2016, the IASB amended IAS12 'Income taxes' to clarify the recognition of deferred tax assets in respect of unrealised losses. The amendment is effective from 1 January 2017.

IFRS 15 'Revenue from Contracts with Customers' was issued in May 2014. It will replace IAS 11 'Construction Contracts', IAS 18 'Revenue' and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. It is effective from 1 January 2018.

IFRS 16 'Leases' was issued in January 2016 to replace IAS 17 'Leases'. Accounting for finance leases will remain substantially the same. Operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements.

Notes

3. Operating expenses
	31 December	31 December
	2015	2014
	£m	£m

Staff costs	1,450	1,668
Premises and equipment	544	280
Other administrative expenses (1)	5,624	3,775
Depreciation and amortisation	453	226
Write down of other intangible assets	107	-

	8,178	5,949

Note:
(1) Other administrative expenses include Payment Protection Insurance costs, Interest Rate Hedging products redress and related costs, mortgage-backed securities litigation and related costs and other litigation and conduct costs (see note 4).

4. Provisions for liability and charges
			Regulatory and legal actions
			Other	Other		Property
			customer	regulatory		and
	PPI	IRHP	redress (1)	provisions	Litigation	Other	Total
2015	£m	£m	£m	£m	£m	£m	£m

At beginning of year	487	266	464	86	1,725	128	3,156
Transfer	-	-	-	(21)	21	-	-
Currency translation and other movements	-	-	-	2	105	10	117
Charge to income statement	359	85	276	27	2,117	294	3,158
Releases to income statement	(1)	(13)	(23)	(7)	(8)	(7)	(59)
Provisions utilised	(246)	(233)	(238)	(82)	(138)	(106)	(1,043)

At end of year	599	105	479	5	3,822	319	5,329

Note:
(1)	Closing provisions primarily relate to investment advice and packaged accounts.

Payment Protection Insurance (PPI)
A charge for PPI of £359 million has been recognised in 2015 as a result of the developments detailed in Note 10. The cumulative charge in respect of PPI is £2.6 billion, of which £2.0 billion (77%) in redress and expenses had been utilised by 31 December 2015. Of the £2.6 billion cumulative charge, £2.4 billion relates to redress and £0.2 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	55%	56%	+/-5	+/-33
Uphold rate (1)	91%	89%	+/-5	+/-21
Average redress	£1,677	£1,638	+/-5	+/-22

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Notes

4. Provision for liabilities and charges (continued)
Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 10.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. A net charge of £72 million for 2015 principally reflects a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.0 billion has been recognised of which £0.8 billion relates to redress and £0.2 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £2.4 billion in the year ended 31 December 2015 include, provisions in respect of mortgage-backed securities related litigation (£2.1 billion), provisions relating to other customer redress (£276 million) and other litigation and conduct provisions (£27 million).

Notes

5. Pensions

The Group sponsors a number of pension schemes in the UK and overseas whose assets are independent of the Group's finances.

The Royal Bank of Scotland Group Pension Fund (the Main scheme), accounting for 94% (2014 - 93%) of the Group's retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also, with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to contribute to maintain a normal pension age of 60. The Main scheme has members from RBS plc and other UK subsidiaries of RBSG as well as from the NatWest Group.

	2015	2014
Pension costs	£m	£m

Defined benefit schemes	288	242
Curtailment and settlement gains	(57)	-
Defined contribution schemes	27	34

Pension costs	258	276

	All schemes
	2015	2014*
Net pension deficit	£m	£m

At beginning of year	3,983	2,899
Change of accounting policy	-	105
Currency translation and other adjustments	(45)	(26)
Income statement	231	242
Return on plan assets above recognised interest income	427	(4,848)
Experience gains and losses	(276)	(25)
Effect of changes in actuarial financial assumptions	(1,246)	4,282
Effect of changes in actuarial demographic assumptions	60	409
Asset ceiling/minimum funding adjustments	1,202	1,749
Contributions by employer	(807)	(804)
Transfer to disposal groups	2	-

At end of year	3,531	3,983

Net assets of schemes in surplus	(16)	(4)
Net liabilities of schemes in deficit	3,547	3,987

* Restated - refer to page 10 for further details

	Main scheme
	2015	2014*
Analysis of net pension deficit	£m	£m
Fund assets at fair value	30,703	30,077
Present value of fund liabilities	30,966	31,776
Funded status	263	1,699
Asset ceiling/minimum funding	2,981	1,739
Retirement benefit liability	3,244	3,438

Minimum funding requirement	3,657	4,190
Asset ceiling	(413)	(752)
	3,244	3,438
* Restated - refer to page 10 for further details

Notes

5. Pensions (continued)
Interim valuations of the Main scheme under IAS 19 'Employee Benefits' were prepared at 31 December with the support of independent actuaries, using the following assumptions.

Principal IAS 19 actuarial assumptions
	Main scheme
	2015	2014
	%	%

Discount rate	3.9	3.7
Expected return on plan assets	3.9	3.7
Rate of increase in salaries	1.8	1.8
Rate of increase in pensions in payment	2.8	2.8
Inflation assumption	3.0	3

	Main scheme
IAS19 post-retirement mortality assumptions	2015	2014

Longevity at age 60 for current pensioners (years)
Males	27.8	28.0
Females	29.8	30.0

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.1	29.3
Females	31.4	31.6

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on high quality corporate bonds.

The sterling yield curve (applied to 95% of the Group's defined benefit obligations) is constructed by reference to yields on 'AA' corporate bonds. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers.

The assets of the Main scheme, which represent 95% of plan assets at 31 December 2015 (2014 - 94%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

Notes

5. Pensions (continued)
The Main scheme employs derivative instruments to achieve a desired asset class exposure or to match assets more closely to liabilities.

The table below sets out the sensitivities of the present value of the defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Main scheme
	(decrease)/increase in obligation
	at 31 December
	2015	2014
	£m	£m

0.25% increase in the discount rate	(1,392)	(1,466)
0.25% increase in inflation	1,106	1,159
0.25% additional rate of increase pensions in payment	945	982
Longevity increase of one year	853	988

In 2015 the Group paid £0.8 billion (2014 - £0.8 billion) in employer contributions to the various pension schemes. These cash contributions reflect the regular ongoing accrual of benefits and running costs of the schemes based on the IAS 19 accounting valuations, and also reflect additional contributions agreed with the trustees of those schemes which are in deficit, as part of the triennial actuarial funding valuation. £0.2 billion (2014 - £0.2 billion) of the employer contributions represented the P&L cost of the pension plans; the remainder of the contribution served to reduce the net liabilities of the schemes which on an IAS 19 basis fell from £4.0 billion in 2014 to £3.5 billion this year end (2014 - increased from £2.9 billion to £4.0 billion) as a result of the employer contributions and £0.2 billion (2014 - £1.6 billion) net actuarial and experience losses which are not reflected in the income statement.

In May 2014, the triennial funding valuation of the Main scheme was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS Group will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

In January 2016, RBS Group sought regulatory approval to accelerate the settlement of the outstanding additional contributions of £4.2 billion and it entered into a Memorandum of Understanding with the trustee of the Main scheme which, among other things, will bring forward the date of the next triennial funding valuation to no later than 31 December 2015.

The trustee of the Main scheme is responsible for setting the actuarial assumptions used in the triennial funding valuation having taken advice from the Scheme Actuary. These represent the trustee's prudent estimate of the future experience of the Main scheme taking into account the covenant provided by RBS Group and investment strategy of the scheme. They are agreed with RBS Group and documented in the Statement of Funding Principles.

Notes

6. Loan impairment provisions and risk elements in lending
Loan impairments

Operating (loss)/profit is stated after loan impairment releases of £731 million (2014 - £1,247 million). The balance sheet loan impairment provisions decreased in the year ended 31 December 2015 from £13,908 million to £5,335 million and the movements thereon were:

	Year ended
	31 December	31 December
	2015	2014
	£m	£m

At beginning of year	13,908	17,972
Transfers to disposal groups	(20)	-
Currency translation and other adjustments	(542)	(641)
Transfers from fellow subsidiaries	10	-
Amounts written-off	(7,276)	(2,071)
Recoveries of amounts previously written-off	82	52
Release to income statement	(731)	(1,247)
Unwind of discount (recognised in interest income)	(96)	(157)

At end of year	5,335	13,908

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased from £19,834 million to £8,364 million in the year ended 31 December 2015 and the movements thereon were:

	Year ended
	31 December	31 December
	2015	2014
	£m	£m

At beginning of year	19,834	25,064
Currency translation and other adjustments	(798)	(960)
Transfer to disposal group	(20)	-
Additions	1,892	2,975
Transfers (1)	(146)	(200)
Transfers to performing book	(889)	(932)
Repayments and disposals	(4,233)	(4,042)
Amounts written-off	(7,276)	(2,071)

At end of year	8,364	19,834

Note:
(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 64% at 31 December 2015 (31 December 2014 - 70%)

Notes

7. Tax
The actual tax charge differs from the expected tax credit/(charge) computed by applying the standard rate of UK corporation tax of 20.25% (2014 - 21.50%) as analysed below:

	Year ended
	31 December	31 December
	2015	2014
	£m	£m

(Loss)/profit before tax	(914)	2,577

Expected tax credit/(charge)	185	(554)
Losses and temporary differences in year where no deferred tax asset recognised	(933)	(4)
Foreign profits taxed at other rates	493	119
UK tax rate change impact	(51)	-
Non deductible goodwill impairment	(25)	-
Items not allowed for tax
- losses on disposals and write-downs	(1)	(4)
- Bank levy	(3)	-
- regulatory and legal actions	(106)	(4)
- other disallowable items	(39)	(70)
Non-taxable items	39	65
Taxable foreign exchange movements	4	2
Losses brought forward and utilised	98	204
(Reduction)/increase in carrying value of deferred tax asset in respect of:
- US losses and temporary differences	-	(775)
- Ireland losses	-	153
Adjustments in respect of prior years	47	24

Actual tax charge	(292)	(844)

At 31 December 2015, the Group has recognised a deferred tax asset of £1,802 million (31 December 2014 - £1,732 million) and a deferred tax liability of £14 million (31 December 2014 - £2 million). These include amounts recognised in respect of UK trading losses of £659 million (31 December 2014 - £768 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 December 2015 and concluded that it is recoverable based on future profit projection.

In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017 and 18% from 1 April 2020. The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act. Deferred tax assets and liabilities at 31 December 2015 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

Notes

8. Segmental analysis
In 2015, the previously reported operating segments were realigned as follows:

●
Personal & Business Banking (PBB), comprises two reportable segments, UK Personal & Business Banking, (UK PBB) and Ulster Bank RoI. UK PBB includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

●	Commercial & Private Banking (CPB), comprises two reportable segments Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), a single reportable segment.

Capital Resolution includes CIB Capital Resolution and the remainder of RCR.

Reporting changes
A number of items (gain/(loss) on redemption of own debt and write-down of goodwill) previously reported separately after operating profit are now being reported within operating profit.

Comparatives have been restated accordingly.

	Year ended
	31 December	31 December
Analysis of operating profit/(loss)	2015	2014*
	£m	£m

UK Personal & Business Banking	1,179	928
Ulster Bank RoI	307	534

Personal & Business Banking	1,486	1,462

Commercial Banking	832	924
Private Banking	59	237

Commercial & Private Banking	891	1,161

Corporate & Institutional Banking	(160)	(210)
Capital Resolution	(1,988)	1,235
Central items & other	(1,143)	(1,071)
Total	(914)	2,577
* Re-presented to reflect the segmental reorganisation

Notes

8. Segmental analysis (continued)

			Year ended
	31 December 2015			31 December 2014*
	External	Inter	Total	External	Inter	Total
Total revenue		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	4,949	(15)	4,934	4,947	(26)	4,921
Ulster Bank RoI	636	15	651	680	33	713

Personal & Business Banking	5,585	-	5,585	5,627	7	5,634

Commercial Banking	1,393	12	1,405	1,467	13	1,480
Private Banking	676	42	718	768	48	816

Commercial & Private Banking	2,069	54	2,123	2,235	61	2,296

Corporate & Institutional Banking	61	-	61	54	2	56
Capital Resolution	19	72	91	1,081	129	1,210
Central items & other	703	(126)	577	700	(199)	501

Total	8,437	-	8,437	9,697	-	9,697
*Re-presented to reflect the segmental reorganisation

			31 December 2015		31 December 2014*
			Assets	Liabilities	Assets	Liabilities
Total assets and liabilities			£m	£m	£m	£m

UK Personal & Business Banking			108,008	126,362	97,925	123,357
Ulster Bank RoI			22,359	16,227	23,959	19,840

Personal & Business Banking			130,367	142,589	121,884	143,197

Commercial Banking			40,472	65,075	39,557	61,745
Private Banking			25,304	24,309	26,903	22,913

Commercial & Private Banking			65,776	89,384	66,460	84,658

Corporate & Institutional Banking			26,238	22,862	20,048	14,822
Capital Resolution			4,012	7,545	80,405	19,805
Central items & other			76,037	24,883	20,403	30,950

Total			302,430	287,263	309,200	293,432
* Restated - refer to page 10 for further details. Re-presented to reflect the segmental reorganisation.

Notes

9. Contingent liabilities and commitments

	31 December	31 December
	2015	2014
	£m	£m

Guarantees and assets pledged as collateral security	1,050	1,677
Other contingent liabilities	1,230	1,237
Standby facilities, credit lines and other commitments	49,608	49,790
Contingent liabilities and commitments	51,888	52,704

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

10. Litigation, investigations and reviews
NatWest Group and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action ("Matters") in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2015 (see Note 4). The aggregate provisions in the Group for regulatory and legal actions of £2.5 billion recognised during 2015 mainly included provisions in respect of mortgage - backed securities litigation (£2.1 billion).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision.

There are situations where the RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to the RBS Group it may also have an adverse effect on the Group.

Notes

10. Litigation, investigations and reviews (continued)
The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

Litigation
Shareholder litigation (UK)

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group's defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified.

The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in March 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Other securitisation and securities related litigation in the US
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$42 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Group companies remain as defendants in more than 20 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

Notes

10. Litigation, investigations and reviews (continued)

In the event of an adverse judgment in any of these cases, the amount of the RBS Group's liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against the RBS Group and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against the RBS Group remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these US$32 billion, approximately US$8.6 billion were outstanding at 31 December 2015 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. This matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves the RBS Group relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., a member of the Group, finding, as relevant to the Group, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court's judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney's fees that will be due to FHFA if the judgment is upheld.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

Notes

10. Litigation, investigations and reviews (continued)
The National Credit Union Administration Board (NCUA) is litigating two MBS cases against RBS Group companies (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in these two NCUA cases is US$3.25 billion. In September 2015, in a third case brought by NCUA (on behalf of Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union), the NCUA accepted RBS's offer of judgment for US$129.6 million, plus attorney's fees, to resolve the matter, which concerned US$312 million in MBS. RBS has paid to the plaintiff the agreed US$129.6 million plus attorney's fees.

Other remaining MBS lawsuits against RBS Group companies include, among others, cases filed by the Federal Home Loan Banks of Boston and Seattle. RBS has settled the MBS lawsuits filed by the Federal Home Loan Bank of San Francisco and the Commonwealth of Virginia on behalf of the Virginia Retirement System for amounts that have now been provided for or paid to the plaintiffs.

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from the RBS Group, but several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these threatened claims will be pursued, but expects that several may.

The RBS Group has £3.8 billion in cumulative provisions relating to the MBS litigation described in this note, including £2.1 billion added in 2015. Additional settlement costs or provisions related to the MBS litigation, as well as the investigations into MBS-related conduct involving the RBS Group set out under 'Investigations and reviews' on page 31 (for which no provisions have been made), may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the £3.8 billion in existing provisions.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Notes
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10. Litigation, investigations and reviews (continued)
Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS Group companies as defendants, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the Court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Since then, the Court has issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs' claims, including dismissal for lack of personal jurisdiction, and the Court is now in the process of applying these rulings across the cases in the coordinated proceeding. The Court's dismissal of plaintiffs' antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit.

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR, and (iv) Pound sterling LIBOR, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs' antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving the RBS Group are set out under 'Investigations and reviews' on page 31.

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) pending in the United States District Court for the Southern District of New York) alleging manipulation of USD ISDAFIX rates. RBS plc has reached an agreement to settle this matter, subject to final settlement documentation and court approval. The settlement amount is covered by an existing provision.

Notes
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10. Litigation, investigations and reviews (continued)

FX antitrust litigation
RBS Group companies have settled all claims that are or could be asserted on behalf of the classes in a consolidated action alleging an antitrust conspiracy in relation to foreign exchange transactions, which is pending in the United States District Court for the Southern District of New York. Following the Court's preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. Other class action complaints, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, are pending in the same court and name certain members of the RBS Group as defendants.

In September 2015, certain members of the RBS Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

Interest rate swaps antitrust litigation
On 25 November 2015, RBS plc and other members of the RBS Group, as well as a number of other interest rate swap dealers, were named as defendants in a class action antitrust complaint filed in the United States District Court for the Southern District of New York. A similar complaint was filed in the United States District Court for the Northern District of Illinois on 18 February 2016. The complaints allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class. The RBS Group companies named as defendants anticipate moving to dismiss the claims asserted in these matters.

Notes
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10. Litigation, investigations and reviews (continued)

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer was declined permission to appeal by the Mercantile Court and has formally applied to the Court of Appeal for leave to appeal.

Weiss v. National Westminster Bank Plc
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Notes
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10. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the EU, the US and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition, anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The Corporate & Institutional Banking (CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

Loan securitisation business investigations
In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it is has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, noting RBS plc's May 2015 FX-related guilty plea, and offering an opportunity for RBS Securities Inc. to demonstrate its compliance with the law and why administrative proceedings seeking fines and other remedies should not be commenced. RBS Securities Inc. submitted responses to these letters in October 2015, and related discussions are ongoing.

Notes
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10. Litigation, investigations and reviews (continued)
The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction.

In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of MBS-related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on the RBS Group which is expected to be material.

US mortgages - loan repurchase matters
The RBS Group's CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (MBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing MBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties.

In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2015, CIB received approximately US$753 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

Notes
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10. Litigation, investigations and reviews (continued)

At this stage, as there remains considerable uncertainty around the outcome of loan repurchase related claims it is not practicable reliably to estimate the aggregate potential impact, if any, on the RBS Group which may be material.

LIBOR and other trading rates
In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, the RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

In October 2014, the EC announced its findings that (1) the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). The RBS Group received full immunity from fines.

The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

The RBS Group is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The RBS Group understands that the CFTC investigation is at an advanced stage. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on the RBS Group which may be material.

Notes
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10. Litigation, investigations and reviews (continued)

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG's FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

The RBS Group is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

Notes
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10. Litigation, investigations and reviews (continued)
On 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Interest rate hedging products (IRHP) redress programme
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules.

In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all outcomes, and the FCA is overseeing this. The RBS Group has reached agreement with KPMG in relation to redress determinations for all in scope customers. The review and redress exercise was closed to new entrants on 31 March 2015. RBS and KPMG are now focussing on securing the few remaining acceptances of redress offers and assessing consequential loss claims. In October 2015, RBS agreed with the FCA that its review was nearing completion, and on 31 October 2015 all customers who had received final redress offers but had not yet responded were informed that the final date for acceptance of those offers was 31 January 2016.

Customers who have not yet received a final redress determination will be given three months to accept any redress offer before that offer lapses. As at the end of February 2016, 95% of all review files had been closed.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (UBIL), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The reviews undertaken in respect of both RBS International customers and UBIL customers are complete.

The Group provisions in relation to the above redress exercises total £1.0 billion to date for these matters, of which £0.9 billion had been utilised at 31 December 2015.

Judicial Review of Skilled Person's role in IRHP review
RBS plc and NatWest have been named as interested parties in a number of claims for judicial review of KPMG's decisions as Skilled Person in the RBS Group's previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank's case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has sought permission to appeal the decision.

Notes
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10. Litigation, investigations and reviews (continued)
If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, the claims against RBS plc and NatWest may then proceed to full hearing to assess the fairness of KPMG's role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the Group which may be material.

FSA mystery shopping review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid/offered to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present. The RBS Group will be writing to the relevant customers during 2016. In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid / offered to certain customers who took out the structured product.

The Group provisions in relation to investment advice total £140 million to date for these matters, of which £56 million had been utilised at 31 December 2015.

Card Protection Plan Limited
In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed. All compensation payments have now been made and all claims, whether through the courts or the Financial Ombudsman Service, are now barred. The compensation payments were covered by existing provisions.

Notes
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10. Litigation, investigations and reviews (continued)

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made provisions totalling £230 million to date for this matter.

FCA review of the RBS Group's treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published ("Tomlinson Report"). The Tomlinson Report was critical of the RBS Group's treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person's review is focused on the RBS Group's UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group's Global Restructuring Group or within similar units within the RBS Group's Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while they made certain recommendations to enhance customer experience and transparency of pricing, they concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

RBS is co-operating full with the FCA in its review.

The Skilled Person review focuses on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person is expected to deliver the initial findings from its review to the RBS Group and the FCA during the first half of 2016 but no final timescale has been determined. The RBS Group will have an opportunity to respond to any such review findings before the Skilled Person delivers its final report. In the event that the Skilled Person's review concludes that there were material failings in the RBS Group's treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against the RBS Group, as well as potentially wider investigations and litigation related to the RBS Group's treatment of customers in financial difficulty. At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person's review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on the RBS Group.

Notes
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10. Litigation, investigations and reviews (continued)

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains uncertainty around the outcomes of the ongoing EC investigation, and regulation, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. The RBS Group is also monitoring developments following the UK Supreme Court's decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an 'unfair relationship' under s.140A of the Consumer Credit Act 1974 (the 'Consumer Credit Act') because the premium contained a particularly high level of undisclosed commission.

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are 'potentially relevant considerations' in some of the PPI complaints referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI generally.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contains proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The RBS Group submitted its response to the Consultation Paper on 26 February 2016.

Notes
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10. Litigation, investigations and reviews (continued)
The proposals in the Consultation Paper include an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline. If the proposals are agreed and implemented, the RBS Group expects higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment.

Complaints made after the proposed 2018 deadline would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases in 2018.

PPI complaint volumes during Q4 2015 were in line with previous trends. Actual payments made to settle PPI claims during Q4 covered the four month period from 1 September until 31 December 2015. This is in contrast to payments made during Q3, which covered the period from 1 June until 31 August 2015. This change was due to enhanced operating processes introduced in Q4 2015.

The Group has made provisions totalling £2.6 billion to date for PPI claims, including £0.4 billion for 2015, of which £2.0 billion had been utilised by 31 December.

UK retail banking
In March 2014, the CMA announced that it would be undertaking an update of the OFT's 2013 personal current account (PCA) market study, in parallel with its market study into small and medium-sized enterprise (SME) banking which was announced in June 2013. In July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) into retail banking which would cover PCA and SME banking. On 6 November 2014, the CMA made its final decision to proceed with a MIR. On 22 October 2015 the CMA published a summary of its provisional findings and notice of possible remedies.

The CMA has provisionally concluded there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough.

The notice of possible remedies sets out measures to address these concerns, including measures to make it easier for customers to compare products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts. On 7 March 2016, the CMA announced that it is extending the MIR by 3 months with a revised statutory deadline of 12 August 2016. The CMA also published a supplemental notice of possible remedies which sets out four additional remedies focussed on PCA overdrafts, in addition to the remedies set out in the October 2015 notice of possible remedies. The provisional decision on remedies will now be published in May 2016.

Alongside the MIR, the CMA is also reviewing the undertakings given by certain banks following the Competition Commission's 2002 investigation into SME banking as well as the 2008 Northern Ireland PCA Banking Market Investigation Order 2008.

At this stage as there remains uncertainty around the final outcome of these reviews it is not practicable reliably to estimate the potential impact on RBS, which may be material.

Notes
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10. Litigation, investigations and reviews (continued)

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management. The terms of reference for the investment and corporate banking market study were published on 22 May 2015. The FCA is intending to publish an interim report in April 2016.

On 18 November 2015, the FCA also announced that a market study would be undertaken into asset management. The FCA intends to publish an interim report in Summer 2016 with the final report expected in early 2017.

At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Credit default swaps (CDS) investigation
In April 2011 the EC opened an antitrust investigation into the CDS information market to which the RBS Group was a party. In general terms, the EC raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. On 4 December 2015 the EC decided to close the case against the RBS Group and the other bank parties to the investigation. Markit and ISDA remain party to the investigation.

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

Notes
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10. Litigation, investigations and reviews (continued)
In the Governance Order, the RBS Group agreed to create the following written plans or programmes.

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for the RBS Group's US operations;
●	a plan to oversee compliance by the RBS Group's US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches' compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 RBSG and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

Notes
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10. Litigation, investigations and reviews (continued)
The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their report was submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities have requested a second annual review to be conducted by an independent consultant during the course of 2016 and the RBS Group is currently in discussions to agree the scope and timing of such review. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ's investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ's investigations, and commit no U.S. federal offenses. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

German prosecutor investigation into Coutts & Co Ltd
A prosecuting authority in Germany undertook an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd cooperated with the relevant authorities and on 4 December 2015 paid EUR 23.8 million to settle the investigation against it. The settlement amount was covered by an existing provision.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is well advanced, with the focus on Coutts & Co contacting remaining clients and offering redress in appropriate cases. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

Notes
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10. Litigation, investigations and reviews (continued)

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until the end of 2015, the RBS Group provided over £980 million of lending under the EFG scheme. The RBS Group has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There are also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, the RBS Group announced a review of all EFG loans where there is a possibility that the customer may have been disadvantaged. The review has been completed and the RBS Group is in the final stages of advising customers of their review outcome, which in some cases involves payment of redress. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

11. Related party transactions
UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each and the Dividend Access Share Retirement Agreement was agreed between RBS Group and HM Treasury.

The Group enters into transactions with many of these bodies on an arm's length basis. Transactions include the payment of: taxes principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million. They also have Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Notes
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11. Related party transactions (continued)

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

	2015	2014
	£m	£m
Income
Interest receivable	646	742
Interest payable	549	734
Fees and commissions receivable	76	80
Fees and commissions payable	63	58

Expenses
Other administrative expenses	2,249	2,122

12. Date of approval
The Annual results for the year ended 31 December 2015 were approved by the Board of directors on 30 March 2016.

13. Post balance sheet events
Subsequently and pursuant to the Memorandum of Understanding, the RBS Group agreed with the Trustee a Statement of Funding Principles in relation to an actuarial valuation as at 31 December 2015. The RBS Group and Trustee also updated the existing Schedule of Contributions and Recovery Plan to reflect the £4.2 billion contribution, which was paid during March 2016.

Statement of directors' responsibilities
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The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2015.

We, the directors listed below, confirm that to the best of our knowledge:

•the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•the Strategic Report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

30 March 2016

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

Additional information
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Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2014 have been filed with the Registrar of Companies and those for the year ended 31 December 2015 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Forward-looking statements
___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSG and the Group's restructuring, which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBSG's CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBSG and the Group's IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations; RBSG and the Group's future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBSG and the Group's exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2015 Annual Report and Accounts. These include the significant risks for RBSG and the Group presented by the uncertainty relating to the referendum on the UK's membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBSG and the Group's ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBSG and the Group in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether the Group will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; the outcomes of the legal, regulatory and governmental actions and investigations that RBSG is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBSG of unfavourable outcomes (including where resolved by settlement); RBSG's ability to achieve its capital and leverage requirements or targets which will depend on RBSG and the Group's success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG and the Group 's strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition.

In addition, there are other risks and uncertainties. These include operational risks that are inherent to the Group's business and will increase as a result of the Group's significant restructuring; the potential negative impact on the Group's business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSG and The Group operate; the risk of failure to realise the benefit of the Group's substantial investments in its information technology and systems, the risk of failing to prevent a failure of RBSG or the Group's IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBSG and the Group's capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; the Group's ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBSG; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in RBSG; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of the Group's financial statements; the impact of the recovery and resolution framework and other prudential rules to which the Group is subject, the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instrument

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2016

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary